U. S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                          Atlas Environmental, Inc.
                             (Name of Issuer)

                   Common Stock, $.001 Par Value Per Share
                       (Title of Class of Securities)

                               049311 10 3
                              (CUSIP Number)

                            G. Michael Lawshe
                      Corporate Secretary and Treasurer
                            WasteMasters, Inc.
                            10254 Miller Road
                           Dallas, Texas 75238
                             (214) 691-1100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 24, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].


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                           CUSIP NO. 049311 10 3

 1.   Names of Reporting Person
      SS or ISA Identification Nos. of Above Person

            WasteMasters, Inc.
            FEIN # 52-1507818

 2.   Check the Appropriate box if a Member of a Group

            N/A                 (a) [ ]
                                (b) [ ]

 3.   SEC use only

 4.   Source of Funds

            OO

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

 6.   Citizenship or Place of Organization

            State of Maryland

Number of Shares         7.   Sole voting power
 beneficially
 owned by each
reporting person              2,381,250 Common Stock
     with

                         8.   Shared voting power

                                   NONE

                         9.   Sole dispositive power

                              2,381,250 Common Stock

                        10.   Shared dispositive power

                                   NONE

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            2,381,250 Common Stock

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11)

            51.8% of issued Common Stock

14.   Type of Reporting Person

            CO
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                               SCHEDULE 13D

     This Statement on Schedule 13D constitutes a filing pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") by Continental Investment Corporation, a Georgia corporation.

ITEM 1. Security and Issuer.
----------------------------
     The class of equity securities to which this Schedule 13-D relates is the common stock, par value $0.001 per share ("Atlas Common Stock"), of Atlas Environmental, Inc., a Colorado corporation ("Atlas"). The address of the principal executive officers of Atlas is 150 South Pine Island Road, Plantation, FL 33324.

ITEM 2. Identity and Background.
--------------------------------
     (a), (b) and (c) This Schecule 13-D is filed by WasteMasters, Inc., a Maryland corporation ("WasteMasters") with a principal business address and a principal office at 10254 Miller Road, Dallas, Texas 75238, Attn: G. Michael Lawshe, Corporate Secretary and Treasurer. The principal business of WasteMasters is environmental services, including waste management and waste disposal. WasteMasters currently has one wholly-owned subsidiary in the environmental propane industry and five wholly-owned subsidiaries in the Waste disposal industry. The names, business addresses and present principal occupation or employments of executive officers and directors of WasteMasters are as follows:
                                                              Present
        Name             Address           Title        Principal Occupation
------------------  -----------------   -------------  ----------------------
R. Dale Sterritt,   10254 Miller Road   Chairman &     Chairman & CEO -
Jr.                 Dallas, TX 75238d   CEO, Director  Continental Investment
                                                       Corporation

Douglas C. Holsted  10254 Miller Road   Acting CFO &   President - Sales
                    Dallas, TX 75238    Director       Equipment Co.(a wholly-
                                                       owned subsidiary of
                                                       WasteMasters, Inc.

G. Michael Lawshe   10254 Miller Road   Corp Sec'y.    Director of Corporate
                    Dallas, TX 75238    & Treasurer    Finance - Continental
                                                       Investment Corporation

S. Theis Rice       10254 Miller Road   Director       Senior Corporate
                    Dallas, TX 75238                   Counsel - Trinity
                                                       Industries, Inc.

A. Len Blaser,      10254 Miller Road   Director       Private Investor
Ph.D.               Dallas, TX 75238

William L.          10254 Miller Road   Director       President - Dunhill
Hutchinson          Dallas, TX 75238                   Partners, Inc.

Noel F. Khalil      10254 Miller Road   Director       Principal - Affordable
                    Dallas, TX 75238                   Housing Partnership

Brian Galligan      10254 Miller Road   Director       President - Millenium
                    Dallas, TX 75238                   Hospitality Group, Inc.
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     (d) and (e)  During the last five years, neither WasteMasters nor any other person described or identified in the preceding paragraph has (i) been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------
     This Schedule 13-D is filed to reflect the acquisition by WasteMasters of sharse of Atlas Common Stock from Messrs. Alec Rigby, Joel Silverstein and David Thomas. A summary of the transaction is as follows:

     Prior to April 24, 1998, and the consummation of the Share Exchange Agreements described below, (i) Mr. Rigby was the beneficial owner of 1,880,550 share, or approximately 41% of the issued and outstanding Atlas Common Stock, and the beneficial owner of 7,616,000 shares, or 100%, of the issued and outstanding Atlas Preferred Stock, (ii) Mr. Silverstein was the beneficial owner of 250,700 shares, or approximately 5.5% of the issued and outstanding Atlas Common Stock, and (iii) Mr. Thomas was the beneficial owner of 250,000 shares, or approximately 5.5% of the issued and outstanding Atlas Common Stock.

     Messrs. Rigby, Silverstein and Thomas entered into a Share Exchange Agreement with WasteMasters, dated as of April 23, 1998. The transactions were closed on April 23, 1998 with final delivery of stock certificates of WasteMasters on April 24, 1998. Pursuant to the terms of a Share Exchange Agreement dated as of April 23, 1998 between Mr. Rigby and WasteMasters, Mr. Rigby exchanged 1,880,500 shares of Atlas Common Stock for 200,000 shares of WasteMasters common stock, $.01 par value ("WasteMasters Common Stock"). Pursuant to the terms of a Share Exchange Agreement dated as of April 23, 1998 between Mr. Silverstein and WasteMasters, Mr. Silverstein exchanged 250,700 shares of Atlas Common Stock for 71,333 shares of WasteMasters Common Stock. Pursuant to the terms of a Share Exchange Agreement dated April 23, 1998 between Mr. Thomas and WasteMasters, Mr. Thomas exchanged 250,000 shares of Atlas Common Stock for 71,258 shares of WasteMasters Common Stock. The parties to the respective Share Exchange Agreements assigned a value of $3.00 per share to the WasteMasters Common Stock for purposes of these transactions, a premium above the then current trading price for publicly traded stock of WasteMasters. The closing price of WasteMasters Common Stock (Nasdaq SmallCap) on April 23, 1998 was $2.16.

     Pursuant to the terms of a Share Exchange Agreement dated April 23, 1998 between Mr. Rigby and WasteMasters, Mr. Rigby received a two-year Warrant for the purchase of 500,000 shares of WasteMasters Common Stock at $5.00 per share and a two-yer Warrant for the purchase of 500,000 shares of WasteMasters Common Stock at $15.00 per share.

     The WasteMasters Common Stock issued pursuant to the Share Exchange Agreements is not registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be transferred, sold or otherwise disposed of by any of the recipients except pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act.

     Mr. Rigby has agreed under the terms of his Share Exchange Agreement that he will not, without the consent of WasteMasters, transfer, sell or otherwise dispose of any shares of WasteMasters Common Stock issued to him thereunder until after the expiration of twelve (12) months following the date of the Share Exchange Agreements; and thereafter, Mr. Rigby has agreed to sell no more than a specified number of shares of WasteMasters Common Stock per month; any sales by Mr. Rigby must otherwise comply with Rule 144 promulgated under the Securities Act. In the event that Mr. Rigby wants to sell more than the specified maximum amount per month, WasteMasters or its designee shall have a right of first refusal to purchase the number of shares of WasteMasters Common Stock in excess of such maximum amount at a discount of 6% of the bid price on the date such right of first refusal is extended.

ITEM 4. Purpose of Transaction.
-------------------------------
     (a) The purpose of the transaction was for WasteMasters to acquire control of Atlas in order to increase WasteMasters participation in the waste industry. As a result of the closing of these transactions, WasteMasters obtained approximately 51% of the issued and outstanding shares of voting Atlas Common Stock.

     (b) (c)  Not applicable.

     (d) Shortly after the Share Exchange Agreement was consummated, the Board of Directors of Atlas was increased from three members to seven. The new Directors were elected to fulfill the term. The new Directors include Messrs. R. Dale Sterritt, Jr.; G. Michael Lawshe; Edward W. Roush, Jr.; and James W. Landrum.

     (e) - (j)  Not applicable

ITEM 5. Interest in Securities of the Issuer.
---------------------------------------------
     (a)  See Boxes 11 and 13 of the cover page and see Items 3 of this
          Schedule 13-D.

     (b)  See Boxes 7, 8, 9, and 10 of the cover page of this Schedule 13-D.

     (c) There have been no other transactions during the past 60 days by the Reporting Entity (WasteMasters) other than those discussed in Item 3 of this
Schedule 13-D.

     (d) (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships With
---------------------------------------------------------------------
        Respect to Securities of the Issuer.
        ------------------------------------
     Other than as set forth in response to Items 3, 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to the securities of Atlas, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.
-----------------------------------------

        None

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 5, 1998

                                WASTEMASTERS, INC.

                                By: /S/G. Michael Lawshe
                                ------------------------------------
                                    G. Michael Lawshe
                                    Corporate Secretary and Treasurer

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